Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 4, 2021

Relating to Preliminary Prospectus Supplement dated August 4, 2021 and

Prospectus dated June 3, 2021

Registration No. 333-256733

Ares Capital Corporation

$400,000,000
2.875% Notes due 2028

PRICING TERM SHEET
August 4, 2021

The following sets forth the final terms of the 2.875% Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated August 4, 2021, together with the accompanying prospectus dated June 3, 2021, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer	Ares Capital Corporation

Security	2.875% Notes due 2028

Ratings (Moody’s / S&P / Fitch)*	Baa3/BBB-/BBB (Stable/Stable/Stable)

Aggregate Principal Amount Offered	$400,000,000

Series of Notes	The Notes are a further issuance of the 2.875% Notes due 2028 that Ares Capital Corporation issued on June 10, 2021 in the aggregate principal amount of $850,000,000 (the “Existing 2028 Notes”). The Notes will be treated as a single series with the Existing 2028 Notes under the indenture and will have the same terms as the Existing 2028 Notes (except the issue date and offering price). The Notes offered hereby will have the same CUSIP number and will be fungible and rank equally with the Existing 2028 Notes.

Maturity	June 15, 2028, unless earlier repurchased or redeemed

Trade Date	August 4, 2021

Settlement Date**	August 11, 2021 (T+5)

Interest Payment Dates	June 15 and December 15, commencing December 15, 2021

Price to Public (Issue Price)	102.696% plus accrued and unpaid interest from June 10, 2021 up to, but not including, the settlement date

Aggregate Accrued Interest	$1,948,611.11 of accrued and unpaid interest from June 10, 2021 up to, but not including, the settlement date (August 11, 2021)

Coupon (Interest Rate)	2.875%

Yield to Maturity	2.435%

Benchmark Treasury	1.00% due July 31, 2028

Benchmark Treasury Price / Yield	100-07+ / 0.965%

Spread to Benchmark Treasury	+147 basis points

Change of Control	Holders have the right to require Ares Capital to repurchase the Notes at 100% of their principal amount plus accrued and unpaid interest, if any, in the event of a Change of Control Repurchase Event.

Optional Redemption

Equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

-      100% of the principal amount of the Notes to be redeemed, or

-       the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 25 basis points; provided, however, that if Ares Capital redeems any Notes on or after April 15, 2028 (the date falling two months prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Denomination	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN	04010L BB8 / US04010LBB80

Joint Book-Running Managers	BofA Securities, Inc. J.P. Morgan Securities LLC SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Ares Capital Corporation expects that delivery of the Notes will be made to investors on or about August 11, 2021, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to two business days before delivery should consult their advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of Ares Capital before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission, contains this and other information about Ares Capital and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Ares Capital and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement with the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, SMBC Nikko Securities America, Inc. at 1-888-868-6856 or Wells Fargo Securities, LLC at 1-800-645-3751.